

03053621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50313

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taylor Capital Management Inc.

OFFICIAL USE ONLY
43559
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Carpenters Brook Road
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis M. Taylor (203) 531-9729
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nelson, Mayoka & Company Certified Public Accountants
(Name – if individual, state last, first, middle name)

88 Huntington Road, (Address) Cold Spring Harbor (City) NY (State) 11724 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Francis M. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taylor Capital Management, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Francis M. Taylor
Signature

President
Title

Notary Public 5/16/03

La SCELLES H. RICHARDS
Notary Public, State of New York
No. 4687476
Qualified in Kings County
Commission Expires 9/30/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Nelson, Mayoka & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Manhattan Office
950 Third Avenue, 31ST Fl
New York, NY 10022
Tel. (212) 697-7979

Long Island Office
88 Huntington Road
Cold Spring Harbor, NY 11724
Fax (212) 697-8997

E-mail: nelsonmayoka@yahoo.com

Independent Auditor's Report

To The Shareholder
Taylor Capital Management Inc

We have audited the accompanying statement of financial condition of Taylor Capital Management Inc., as of December 31, 2002 and the related statements of income, changes in stockholders equity, cash flows, and changes in liabilities subordinated to claims and general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating, the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taylor Capital Management Inc. as of December 31, 2002, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles of the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nelson, Mayoka and Company, PC
New York, New York
February 4, 2002

Exhibit A

Taylor Capital Management Inc.
Statement of Financial Condition
December 31, 2002

	Assets	
CURRENT ASSETS		
Cash and cash equivalents (Note 1)	$	23,304
Commissions Receivable		790
		24,094
Fixed Assets		
Equipment, Furniture & Fixtures		3,427
Accumulated Depreciation		(2,411)
TOTAL ASSETS	**$**	**25,110**
	Liabilities	
Accrued Expenses	$	2,000
	Stockholders' Equity	
Stockholders' equity (Notes 4 and 5)		
Common Stock		500
Paid in Capital		73,131
Retained Earnings (Deficit)		(50,521)
Total stockholders' equity		23,110
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**25,110**

The accompanying notes are an integral part of these financial statements

EXHIBIT F

TAYLOR CAPITAL MANAGEMENT INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Summary of Significant Accounting Policies

Securities transactions are recorded on a trade date basis.

The company considers all highly liquid investments with an initial maturity date of three months or less when purchased to be "cash equivalents".

Income per share is computed on the basis of the weighted average number of common stock and common stock equivalent shares outstanding during the year

Note 2 – Securities owned

As of the balance sheet date the company does not own any corporate stocks or debt instruments. Marketable securities consist of mutual funds stated at fair market value.

Note 3 - Income Taxes

The Income Tax Provision consists of the following:

State	$300

Note 4 - Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratios may fluctuate on a daily basis. At December 31, 2002, the company had net capital and net capital requirements of approximately $22,095 and $5,000 respectively. The Company's net capital ratio was 4.42 to 1.

TAYLOR CAPITAL MANAGEMENT INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 5 - Capital Stock and Stock Options

The authorized, issued and outstanding shares of capital stock at December 31, 2002 were as follows:

Common stock, $.10 par value: 5,000 shares authorized, issued and outstanding.

Note 6 - Financial Instruments with Off – Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and conterparty risk. In addition, the company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Note 7 - Pension Plan

The company has a noncontributory pension plan that covers F.M. Taylor. Pension costs include current service costs, which are accrued and funded on a current basis, and prior costs, which are amortized over 5 years. No contribution was made for the year ending December 31, 2002.